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MAY 29 2012

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SECUR 12011288 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toyota Financial Services Securities USA Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19001 South Western Avenue, NF10
(No. and Street)

Torrance	CA	90501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles J. Carter (310) 468-6197
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles J. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles J. Carter

Signature

President & Treasurer

Title

Notary Public Please see attached.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of Los Angeles

On May 23, 2012 (Date) before me, Karen H. Conklin, notary public (Here Insert Name and Title of the Officer)

personally appeared Charles J. Carter (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/they~~ executed the same in his/h~~er/their~~ authorized capacity(ies), and that by his/h~~er/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

KAREN H. CONKLIN
Commission # 1865803
Notary Public - California
Los Angeles County
My Comm. Expires Oct 18, 2013

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Karen H. Conklin (Signature of Notary Public)

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Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Index
March 31, 2012

Page

Audited Financial Statements

Supplementary Information

Report of Independent Auditors

To Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of income, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Toyota Financial Services Securities USA Corporation at March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 23, 2012

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Financial Condition
March 31, 2012

Assets	
Cash and cash equivalents	$ 4,410,014
Deposits	6,478
Total assets	$ 4,416,492
Liabilities and Stockholder's Equity	
Accounts payable and other liabilities	$ 167,979
Total liabilities	167,979
Stockholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	3,998,513
Total stockholder's equity	4,248,513
Total liabilities and stockholder's equity	$ 4,416,492

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Income
For the Year Ended March 31, 2012

Commission revenues	$ 2,034,250
Interest income	3,075
Total income	2,037,325
Total operating expenses	74,150
Income before income taxes	1,963,175
Provision for income taxes	722,637
Net income	$ 1,240,538

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Statement of Stockholder's Equity

For the Year Ended March 31, 2012

	Capital Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at March 31, 2011	2,500	$ 3	$ 249,997	$2,757,975	$3,007,975
Net income	–	–	–	1,240,538	1,240,538
Balance at March 31, 2012	2,500	$ 3	$ 249,997	$3,998,513	$4,248,513

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2012

Cash flows from operating activities	
Net income	$ 1,240,538
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in deposits	(5,418)
Increase in accounts payable and other liabilities	82,151
Total adjustments	76,733
Net cash provided by operating activities	1,317,271
Net increase in cash	1,317,271
Cash and cash equivalents at the beginning of the period	3,092,743
Cash and cash equivalents at the end of the period	$ 4,410,014
Supplemental disclosures	
Income taxes paid	$ 647,047

See accompanying Notes to Financial Statements.

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005 and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services Americas Corporation ("TFSA"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is a wholly owned subsidiary of TFSA.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") (previously known as National Association of Securities Dealers) and securities commissions in multiple states. TFSS was formed for the purpose of directly offering Toyota debt products to the United States debt market.

Subsequent to the Company's incorporation, an application was filed with FINRA to request the ability to conduct business as a broker-dealer. In November 2005, the Company received approval from FINRA.

The Company is headquartered in Torrance, California and has no branches or sales offices. Administrative and back office support is provided by or on behalf of its parent, TFSA, in the form of shared services to support the formation and ongoing operations of TFSS. Such services are governed by a Shared Expense Agreement between TFSA and the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Revenues are recognized in the period in which the services are performed and are recorded on a trade date basis.

Cash and Cash Equivalents
Cash equivalents, consisting primarily of money market instruments, represent highly liquid investments with original maturities of three months or less. The Company holds cash in financial institutions in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institutions to assess the credit risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

Our assets are carried at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair Value Hierarchy

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity may require significant judgment in order to determine the fair value of the assets and liabilities.

Valuation Methods

The Company maintains policies and procedures to value instruments using the best and most relevant data available. The Company reviews the appropriateness of fair value measurements based on changes in key market inputs and events. All valuations are obtained from external sources and are reviewed and validated internally.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are adjusted to reflect changes in tax rates and laws in the period such changes are enacted resulting in adjustments to the current fiscal year's provision for income taxes.

The Company is part of the TFSA consolidated federal income tax return. TFSS does not file a separate state income tax return but may be included in the consolidated/combined state income tax returns with Toyota Motor North America ("TMA") or other subsidiaries of TFSA. Federal and state income tax expense is generally recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMA, TFSA or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns.

2. Summary of Significant Accounting Policies (Continued)

Subsequent Events

In preparing the financial statements, management has evaluated transactions and events for potential recognition or disclosures from March 31, 2012 through May 23, 2012, the date of the financial statements issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. The regulations require the Company to meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets and liabilities, as calculated under regulatory accounting practices. At March 31, 2012, the Company's net capital was $4,162,563, which was $4,151,364 in excess of the required net capital of $11,199.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) of such Rule) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts. Operating under such exemption, the Company has not prepared a Computation for Determination of Reserve Requirements for Brokers or Dealers.

4. Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended March 31, 2012
Current	
Federal	$ 668,071
State	54,566
Total current	722,637
Total deferred	–
Provision for income taxes	$ 722,637

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate follows:

	For the Year Ended March 31, 2012
Provision for income taxes at U.S. federal statutory tax rate	35.00%
State and local taxes (net of federal tax benefit)	1.81%
Effective tax rate	36.81%

5. Related Party Transactions

The Company has entered into a Shared Expense Agreement with TFSA to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TFSA and certain of its other subsidiaries provide the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. No amounts are due as of March 31, 2012 relating to the Shared Expense Agreement.

As mentioned in Note 2, all commission revenues earned by the Company are related to securities transactions executed on behalf of its affiliate, TMCC. Commission revenues are earned at a contracted rate that does not necessarily represent market rates.

The Company has recorded income taxes payable to an affiliate of $131,418, which is included within Accounts payable and other liabilities on the statement of financial condition as of March 31, 2012.

6. Fair Value Measurements

The following describes the valuation methodologies, key inputs and significant assumptions of assets measured at fair value on a recurring basis.

Cash Equivalents
Cash equivalents include money market investments, which represent highly liquid investments with maturities of three months or less at purchase. Amounts invested in money market funds are valued at fair value using quoted market prices and are classified in Level 1 of the fair value hierarchy.

At March 31, 2012, the Company had $3,973,595 in money market investments, all of which are classified as Level 1 within the fair value hierarchy.

7. Commitments and Contingencies

In the normal course of business, the Company is party to various claims as well as various regulatory examinations. As of March 31, 2012, there was no pending litigation or claims against the Company.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2012

Net Capital	
Stockholder's Equity	$4,248,513
Less: Non-Allowable Assets	6,478
Net Capital before Haircut on Security Positions	4,242,035
Haircut on Security Positions	79,472
Net Capital	$4,162,563
Aggregate Indebtedness	$ 167,979
Computation of Basic Net Capital Requirement	
6 2/3% of Aggregate Indebtedness	11,199
Minimum Net Capital Requirement	5,000
Excess Net Capital	4,151,364
Net Capital Less 10% of Aggregate Indebtedness	4,145,765
Aggregate Indebtedness/Net Capital	0.04

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule II – Statement Pursuant to Rule 17a-5(d)(4) under the Securities Exchange Act of 1934

March 31, 2012

There are no differences between the Computation of Net Capital included in Schedule I and the amounts reported on the Company's amended unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2012 filed on May 22, 2012.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule III – Determination of Reserve Requirements Under Rule 15c3-3

For the Year Ended March 31, 2012

The Company is exempt from the Computation of Reserve Requirements according to the provision of rule 15c3-3 (k)(2)(i).

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Schedule IV – Information Relating to Possession or Control Requirements Under Rule 15c3-3

For the Year Ended March 31, 2012

The Company is exempt from the Rule15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(i) exemptive provision.

To the Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation:

In planning and performing our audit of the financial statements of Toyota Financial Services Securities USA Corporation (the "Company") as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 23, 2012

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
Toyota Financial Services Securities USA Corporation:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation dated May 8, 2012 ("Form SIPC-7") of the Securities Investor Protection Corporation (SIPC) of Toyota Financial Services Securities USA Corporation (the "Company") for the year ended March 31, 2012, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended March 31, 2012. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   The payment amount for item 2B of $15 was agreed to the wire transaction of $15 dated October 25, 2011. The payment amount for item 2F of $5,060 was agreed to the wire transaction of $5,060 dated May 8, 2012 obtained from Richard Kinzly, Registered Principal of the Company. The amount for item 2F of $5,060 was recalculated as the difference between item 2A of $5,093 and the sum of item 2B of $15 and item 2C of $18. No differences were noted.

2. Compared the Total Income amount reported on page 3 of the audited Form X-17A-5 for the year ended March 31, 2012 with the Total revenue amount of $2,037,325 reported on page 2, item 2A of Form SIPC-7 for the year ended March 31, 2012. No differences were noted.

3. Compared any adjustments reported on page 2, items 2B and 2C of Form SIPC-7 with the supporting schedules and working papers, as follows: It was noted that no adjustments were made on page 2 in items 2B and 2C of the Form SIPC-7.

PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, CA 90071
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

pwc

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $2,037,325 on page 2, line 2D and the General Assessment @ .0025 of $5,093 on page 2, line 2E of the Form SIPC-7. No differences were noted.

5. Compared the amount of the overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 dated May 5, 2011 for the prior period ended March 31, 2011 on which it was originally computed. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 23, 2012

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services Americas Corporation)

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 with Report of Independent Auditors

March 31, 2012

SEC
Mail Processing
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MAY 25 2012

Washington DC
403

pwc

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.